Item 77D - POLICIES WITH RESPECT TO SECURITY INVESTMENTS:

Amendment to the investment policies for the Municipal Income Fund reducing the Fund's minimum credit quality from a weighted average of AA or Aa to A by a NRSRO, or, if unrated, determined by GSAM to be of comparable quality.

Amendment to the investment policies for the Short Duration Government, Adjustable Rate Government, Global Income, Short Duration Tax-Free, Government Income, Municipal Income and Core Fixed Income Funds to require that any insured municipal securities acquired by the Funds are insured by insurance companies rated, at the time of purchase, A or higher by a NRSRO, or, if unrated, determined by GSAM to be of comparable quality.

Amendment to the investment  policies for the Municipal Income Fund to eliminate
the  investment   limiations  for  corporate  debt   obligations,   asset-backed
securities, convertible securities and structured securities.

Amendment to the investment policies for the Short Duration Tax-Free Fund to eliminate the investment limitations for asset-backed securities, convertible securities and structured securities, and to establish a 20% investment limitation for corporate and debt obligations.